Contact

www.linkedin.com/in/xavierjameson (LinkedIn)

Top Skills

Management
Leadership
Public Speaking

Certifications

Piano performance (Classical)

Honors-Awards

A Level Prize
Michael Stothard Prize for Music
GCSE Prize

Xavier Jameson

Co-founder at Musiversal We're crowdfunding! wefunder.com/musiversal
Lisbon Metropolitan Area

Summary

Co-founder and Chief Operating Officer at Musiversal, improving the music industry one track at a time. Experience building products and leading mission-driven teams. Classically trained pianist and composer.

Experience

Musiversal
Co-Founder & COO
April 2020 - Present (3 years)

The most efficient and cost-effective way to produce your music with professional session musicians, producers, engineers and orchestras - from the comfort of home. The best part of it all: creating stable jobs for musicians in an industry where making a stable living is notoriously difficult.
You can support our mission and grow alongside us by investing in our crowdfunding round and becoming a shareholder!

Tutorean
CEO
January 2018 - April 2020 (2 years 4 months)
London, United Kingdom

Tutorean is an online tutoring platform where students can match with their perfect tutor based on personality profile matching, maximising engagement and learning attainment.

INTERSECTION VENTURES
Venture Lead
December 2017 - April 2020 (2 years 5 months)
London, United Kingdom

Venture Builder at the intersection of human and machine intelligence to solve specific consumer and industry problems. We build, manage and invest in highly valued portfolio of collective intelligence businesses.

Oxbridge Applications
Private Tuition Manager
September 2017 - December 2017 (4 months)
London, United Kingdom

Rise
Product, Data & Customer Experience
September 2016 - August 2017 (1 year)
London, United Kingdom

Education

University of Cambridge
Master of Arts - MA, Natural Sciences · (September 2013 - August 2016)